United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
February 2011
Vale S.A.
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
(Check One) Form 20-F ☑ Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐ No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐ No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐ No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-   .)

Press Release

Signature Page

US GAAP

BM&F BOVESPA: VALE3, VALE5
NYSE: VALE, VALE.P
HKEx: 6210, 6230
EURONEXT PARIS: VALE3, VALE5
LATIBEX: XVALO, XVALP
A YEAR OF EXTRAORDINARY PERFORMANCE
Performance of Vale in 2010
Rio de Janeiro, February 24, 2011 — Vale S.A. (Vale) reports a stellar performance in 4Q10 and 2010. It is our best ever annual result, characterized by all-time high figures for operating revenues, operating income, operating margin, cash generation and net earnings. Net earnings for 2010 were the greatest ever in the mining industry. At the same time, we allocated the greatest amount of resources in the global mining industry to fund the creation of new platforms for future growth to sustain high performance.
Roger Agnelli, our Chief Executive Officer, has commented: “We are living through our best days. However, given the size and quality of our pipeline of growth projects amid a scenario of sustained global demand growth for our products, I strongly believe that even better days are ahead of us”.
2009 was a transition year, marked by weaker but still robust performance. 2010 was a year of strong recovery and striking performance due to the combination of two powerful forces. On the one hand, the initiatives developed by the company in response to the global economic downturn, embracing change and structural transformation, began to bear fruits. On the other hand, the global economy, led by emerging economies, the main drivers of the demand for minerals and metals, showed an above-trend growth, rallying from the depressed levels of late 2008/early 2009.

www.vale.com
rio@vale.com
Departament of
Investor Relations
Roberto Castello Branco
Viktor Moszkowicz
Carla Albano Miller
Andrea Gutman
Christian Perlingiere
Fernando Frey
Marcio Loures Penna
Samantha Pons
Thomaz Freire
Tel: (5521) 3814-4540
Our powerful cash generation and rigorous discipline in capital allocation allowed us to overcome once again the challenge posed to growth companies by the classical trilemma involving growth financing, soundness of the balance sheet and meeting shareholders’ aspirations for capital return.
Vale has invested US$12.7 billion in maintenance of existing assets and the exploitation of multiple organic growth opportunities. Six projects were delivered in 2010: (a) Additional 20 Mtpy, an iron ore expansion of Carajás operations; (b) TKCSA, a steel slab plant; (c) Bayóvar, a phosphate rock mine; (d) Tres Valles, a copper operation; (e) Onça Puma, a ferronickel operation; and (f) Oman, an iron ore pellet operation.
Moreover, we spent US$6.7 billion to finance acquisitions, including fertilizer assets in Brazil. In total, Vale’s investment in 2010 reached US$19.4 billion, the largest in the world’s mining industry.
Simultaneously, we have returned US$5.0 billion to shareholders, a record amount, being US$3.0 billion of dividend distribution and US$2.0 billion through a share buyback. In addition, an extraordinary dividend of US$1 billion was distributed to shareholders on January 31, 2011.

4Q10

US GAAP
After spending almost US$25 billion with investments and cash returns to shareholders, we were able to deleverage the balance sheet, ending the year with a total debt/adjusted EBITDA ratio of 1.0x.
In December 2010, our shares were listed for trading on the Main Board of The Stock Exchange of Hong Kong Limited (HKEx). With the listing in one of the most important stock exchanges in Asia, we offer now to investors all over the world the option of trading our shares around the clock, in the Americas, Europe and Asia, consolidating Vale’s position as a major global company.
Over the last ten years, Vale created US$154.5 billion of value to shareholders and distributed US$17.4 billion in dividends. Total shareholder return was 38.2% per annum for 2001-2010, the highest among our peers.
As an agent of global sustainability, we invested US$737 million in environmental protection and conservation and US$399 million in social projects, totaling expenditures of US$1.136 billion in corporate social responsibility. We continued to develop technological solutions to reconcile excellence in operational and financial performance with sustainability, creating opportunities for social and economic mobility for the communities where we have our operations.
The main highlights of Vale’s performance were:
•	Record operating revenues of US$15.2 billion in 4Q10 and US$46.5 billion in 2010.

•	Record annual operating income, as measured by adjusted EBIT(a) (earnings before interest and taxes), of US$21.7 billion in 2010. Operating income totaled US$7.2 billion in 4Q10.

•	Record operational margin, as measured by adjusted EBIT margin, of 47.9% in 2010, which was the best among peers. In 4Q10, the operational margin reached 48.0%.

•	Record cash generation, as measured by adjusted EBITDA(b) (earnings before interest, taxes, depreciation and amortization) of US$26.1 billion in 2010 and US$8.9 billion in 4Q10.

•
Record annual net earnings of US$17.3 billion, the largest ever in the mining industry, equal to US$3.25 per share on a fully diluted basis. Net earnings of US$5.9 billion in 4Q10, an all-time high figure in a fourth quarter.

•	Record capital expenditures — excluding acquisitions — of US$12.7 billion in 2010 and also the largest capex in the global mining industry.

•
Record return of capital to shareholders of US$5.0 billion in 2010, through a dividend distribution of US$3.0 billion, equal to US$0.57 per share, and the execution of the share buyback program of US$2.0 billion.

•	Total debt/adjusted EBITDA ratio of 1.0x, at the end of 2010, against 2.5x in December 2009.

4Q10

US GAAP	4Q10
Table 1 — SELECTED FINANCIAL INDICATORS

						CAGR
US$ million	2006	2007	2008	2009	2010	06-10
Operating revenues	20,363	33,115	38,509	23,939	46,481	22.9%
Adjusted EBIT	7,637	13,194	15,698	6,057	21,695	29.8%
Adjusted EBIT margin (%)	38.9	40.9	41.9	26.0	47.9
Adjusted EBITDA	9,150	15,774	19,018	9,165	26,116	30.0%
Net earnings	6,528	11,825	13,218	5,349	17,264	27.5%
Earnings per share fully diluted basis(US$/share)	2.69	2.42	2.61	1.00	3.25	4.8%
Total debt/ adjusted EBITDA (x)	2.0	1.1	1.0	2.5	1.0
ROIC (%)	30.0	25.2	33.8	11.6	30.8	26.3 [1]
Capex (excluding acquisitions)	4,824	7,625	10,191	9,013	12,705	27.4%

[1]	Annual average

US$ million	4Q09	3Q10	4Q10
Operating revenues	6,541	14,496	15,207
Adjusted EBIT	1,103	7,836	7,167
Adjusted EBIT margin(%)	17.4	55.6	48.0
Adjusted EBITDA	2,145	8,815	8,869
Net earnings	1,519	6,038	5,917
Total debt/ adjusted LTM EBITDA(x)	2.5	1.3	1.0
Capex (excluding acquisitions)	3,049	3,081	5,091
Except where otherwise indicated the operational and financial information in this release is based on the consolidated figures in accordance with US GAAP and, with the exception of information on investments and behavior of markets, quarterly financial statements are reviewed by the company’s independent auditors. The main subsidiaries that are consolidated are the following: Alunorte, Albrás, Compañia Minera Misky Mayo S.A.C., Ferrovia Centro-Atlântica (FCA), Ferrovia Norte Sul S.A, PT International Nickel Indonesia Tbk, Vale Australia Pty Ltd., Vale Canada Limited (formely Vale Inco Limited), Vale Colômbia Ltd., Mineração Corumbaense Reunida S.A., Vale Fertilizantes S.A., Vale Fosfatados S.A., Vale International, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway S.A. and Vale Nouvelle Caledonie SAS.

US GAAP	4Q10
INDEX

A YEAR OF EXTRAORDINARY PERFORMANCE	1

Table 1 — SELECTED FINANCIAL INDICATORS	3

BUSINESS OUTLOOK	5

REVENUES	10

Table 2 — OPERATING REVENUE BREAKDOWN	11

Table 3 — OPERATING REVENUE BY DESTINATION	12

COSTS	12

Table 4 — COGS BREAKDOWN	14

OPERATING INCOME	15

NET EARNINGS	15

CASH GENERATION	16

Table 5 — QUARTERLY ADJUSTED EBITDA	16

Table 6 — ADJUSTED EBITDA BY BUSINESS AREA	16

INVESTMENTS	16

Table 8 — TOTAL INVESTMENT BY CATEGORY	19

Table 9 — TOTAL INVESTMENT BY BUSINESS AREA	19

DEBT INDICATORS	20

Table 7 — DEBT INDICATORS	20

PERFORMANCE OF THE BUSINESS SEGMENTS	20

Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE	22

Table 11 — COAL BUSINESS PERFORMANCE	23

Table 12 — BULK MATERIALS : SELECTED FINANCIAL INDICATORS	23

Table 13 — BASE METALS BUSINESS PERFORMANCE	24

Table 14 — FERTILIZERS BUSINESS PERFORMANCE	25

Table 15 — LOGISTCS SERVICES BUSINESS PERFORMANCE	27

FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES	27

CONFERENCE CALL AND WEBCAST	27

BOX — IFRS RECONCILIATION WITH USGAAP	28

ANNEX 1 — FINANCIAL STATEMENTS	29

Table 16 — INCOME STATEMENTS	29

Table 17 — FINANCIAL RESULT	29

Table 18 — EQUITY INCOME BY BUSINESS SEGMENT	29

Table 19 — BALANCE SHEET	30

Table 20 — CASH FLOW	31

ANNEX 2 — VOLUMES SOLD, PRICES AND MARGINS	32

Table 21 — VOLUMES SOLD: MINERALS AND METALS	32

Table 22 — AVERAGE SALE PRICE	32

Table 23 — OPERATING MARGIN BY BUSINESS SEGMENT	33

ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION	34

US GAAP	4Q10

•	BUSINESS OUTLOOK
The world economy is accelerating faster than anticipated and 2011 is likely to be another year of growth above the long-term trend of 4% per annum.
After a mid-year soft patch, global manufacturing output reaccelerated in 4Q10 and continued to expand in the beginning of this year, suggesting that the pace of inventory building has fallen significantly and companies are responding to a stronger final demand for goods. After dropping from April to September last year, for January 2011 the JP Morgan Global Manufacturing PMI showed the fourth month of sequential increase. Simultaneously, the new orders index and the orders/inventory ratio — two important leading indicators — are rising and returning to the levels prevailing in 1Q10, thereby signaling increases in industrial production over the next few months.
Given the dynamics of recoveries from recessions, we do not expect the return to the two-digit manufacturing output growth seen in the first twelve months of the global recovery, but a robust expansion supportive of a strong demand for minerals and metals.
Growth in global economic activity now has more sectorial and geographical breadth than in the first leg of the recovery from the Great Recession of 2008/2009.
For the first time since mid-2003, when global GDP was expanding above 5% per annum, there is a synchronized acceleration in the manufacturing and services sectors, indicating a broad-based pickup in final demand which adds strength to growth sustainability. The rebound in services sector activity is especially important given its potential to generate a powerful job increase, thereby fueling further consumption expenditures.
Alongside the sectorial broadening of growth, there are improvements in the geographic landscape of global economic activity. The shift in momentum has become broadly based across countries, which is an additional force to enhance the recovery. While the US is taking a leading role in global growth reacceleration, the core countries of the Euro zone seem to be experiencing a solid rebound.
Although there are risks of financial turbulence resurfacing in the periphery of the Euro area, it is likely that markets will behave in the same way they did during the bout of turbulence in December 2010, when the stresses remained contained without spillovers to other countries. Despite the potential for closer integration within the Euro zone, peripheral economies usually have business cycles which are asynchronous to those of the core economies, and we expect this to continue in the near term.
A few fundamental forces underlie the continuation of the expansion of global economic activity at high pace.
Monetary policies remain accommodative in developed economies, where policy interest rates are negative in real terms, which has been instrumental in sustaining the recovery.
Powered by healthy balance sheets, strong profitability and cash flows, the corporate sector has shifted from a defensive stance since mid-2010, towards a more aggressive boosting of capital expenditures. For instance, global mining capex, led by Vale with US$24 billion, is very likely to surpass this year the peak of US$120 billion reached in 2008. Spending on consumer durables, which had remained subdued in developed economies, has been increasing in the US and Japan since late last year.
Financial conditions have been supportive of growth. Simultaneously to the ample liquidity and low price volatility in global capital markets, on the bank credit side Senior Lending Officer surveys for the US, Japan, the Euro zone and the UK are showing a marked improvement in both supply (credit terms and standards) and demand for corporate loans, which generates a positive feedback loop to economic recovery. For the first time since 3Q07 the surveys are indicating growth in the demand for credit, which has been more pronounced in the US and Germany. At the same time, banks have moved to begin easing terms and lending standards for credit to consumers, including credit cards and auto loans, while consumer demand has stabilized after a long period of weakening since 2006.
Over the last few months, flows of investor funds have been reallocated from emerging to developed markets. As a consequence, equity prices in emerging markets have been underperforming those in developed markets notably in the first months of 2011.

US GAAP	4Q10

This movement is partly influenced by the change in sentiment about the growth prospects of developed economies, which until recently were bearish. Another reason is investor fear of rising inflation in emerging economies, as emerging market central banks are seen as being behind the curve in the tightening cycle.
As a matter of fact, despite the interconnections provided by globalization, emerging economies are expected to continue the decoupling from advanced economies, in line with the longer term phenomenon of conditional convergence of low per capita incomes to the levels achieved by richer nations.
Faster growth in the developed world, all other things constant, can only boost through several channels the expansion of emerging economies. Moreover, it helps to strengthen the demand for minerals and metals in these countries. After a severe contraction in 2009, metals consumption in the developed world is still below pre-crisis levels. This is more noticeable in the case of steel, where consumption levels prevailing in 2010 were almost 20% lower than the peak in 2007.
A significant part of the price pressures comes from the sharp rise in agricultural prices since mid-2010 caused by the various supply shocks, originating from adverse weather conditions in countries such as Russia, Australia, Argentina, the US and China. The pass through of food prices to headline inflation rates tends to be much higher in emerging economies, which are more intensive consumers of non-processed food and where a larger share of household budgets is dedicated to food consumption.
Food price hikes represent relative price changes — food is becoming more expensive relative to other goods and services — and are not a fundamental cause of inflation — a generalized and continuous price increase. Thus, they tend to imply only a temporary rise in headline inflation.
The influence of commodity prices on consumer price indices tends to be weak, with their impact being diluted throughout the production chain, decreasing its magnitude as one move from the upstream to the downstream. Since the 80’s, when central banks began to gain credibility as inflation fighters, there has been very low correlation between changes in commodity prices and core consumer prices, even in periods when economic growth and resource utilization was high.
Central bankers in emerging markets are responding accordingly to the agricultural price shocks by lifting policy interest rates to contain their second-order effects, a preemptive step taken to block the transmission of these to other prices in the economy which could affect core inflation.
There are a few cases of emerging countries where excess demand is underlying the changes in inflationary expectations. In these cases, central banks are tightening monetary policy alongside a firmer normalization of fiscal policies from the countercyclical stance adopted during 2009 to forestall the recessionary pressures stemming from the global financial shock.
The major challenge ahead is to normalize policy at a speed that sustains growth while restraining the buildup of inflationary pressures that will emerge as the expansionary cycle matures. The experience of monetary policy making in emerging economies over at least the last ten years tells us that central banks had managed to overcome this challenge. And the credibility of monetary policy in emerging economies is one of the factors that have contributed to their resilience in the face of the global financial crisis and their faster economic growth over the last decade.
We believe that, unless underlying conditions deteriorate, these fears are similar to other noises that in the recent past were able to produce spikes of financial asset and commodity price volatility with no impact on the real economy and/or the economic growth outlook.
In the specific case of China, the largest emerging market economy, the recent hikes in consumer price indices have given rise to increasing concerns with inflation and the consequences of inflation fighting. The higher monthly inflation rates have come mostly from food prices, with weather-sensitive vegetable prices leading the way. While food inflation — food represents 34% of the CPI basket — is running at 10.3% on a year-on-year basis, non-food prices have increased by 2.6%. Assuming no unusual major natural disasters, we expect food prices to moderate later contributing to slow inflation.
The People’s Bank of China (PBoC), China’s central bank, uses several tools to control money and credit, with the later being a very important variable as it amounts to some 130% of GDP. Although there are other sources of financing, bank lending remains the most important source of external financing for companies and local governments.

US GAAP	4Q10

The PBoC has raised banks’ required reserve ratios by eight times since the beginning of last year in order to mop up liquidity, in an effort to sterilize the monetary impact of the large increases in the country’s stock of international reserves, at costs lower than market interest rates.
Bank lending rates are directly set by the PBoC and they really matter for the cost of capital. Given their systematic low level in real terms, especially when compared to expected returns on fixed asset investment, they have not been the binding constraint for the demand for loans. By the same token, we believe that raising rates at the margin does not affect the amount of bank borrowing.
Unless the PBoC decides to use more market oriented tools, producing, for instance, a major interest rate hike, the most effective instrument for controlling credit expansion is the employment of direct quantitative controls, which works by obliging the large state-owned commercial banks to slow down lending, as it happened in 2004, at the end of 2007 and during part of 2008.
So far during this cycle, Chinese authorities have not employed quantitative controls to restrain commercial bank credit expansion, which is believed to be due to the expectations that the current inflation rate increases are a temporary phenomenon.
Industrial output and fixed asset investment in China reaccelerated in the second half of 2010. As measured by GDP growth, the Chinese economy performed very well in the last quarter of 2010, with an expansion of 12% on a quarter-on-quarter seasonally annualized adjusted basis, the highest increase since 2Q09, when it was recovering from the global financial shock.
We expect China’s growth to remain above 10% during the first half of 2011, mainly driven by domestic demand, with a softening in the second semester. The demand for minerals and metals is expected to remain strong not only due to rapid economic growth but also to restocking.
Since mid-July 2010 iron ore prices in the spot market have been increasing, reaching almost US$200 per metric ton, thus surpassing the peak level of the post-crisis period, at US$186 in April last year. Rising prices are reflecting a combination of a strong Chinese-led global demand and a tight supply.
Global carbon steel output followed a path very similar to the one taken by global industrial production. After a strong recovery since mid-2009 it peaked in April 2010 and then started to weaken. A reversal trend was set in motion in 4Q10 and last December steel output reached a new all-time high, at 1.47 billion metric tons, on a seasonally adjusted annualized basis, which translated into increasing demand pressure for iron ore and metallurgical coal.
On the supply side, India, until a few years ago the second largest supplier to China, has lost ground, being surpassed by Brazil since 2007. Its market share in Chinese imports has declined continuously since 2005, to 15.6% in 2010 from a peak of 25% attained in 2005.
India has been reallocating an increasing amount of iron ore to its blast furnaces, given the strong demand for steel arising from a fast growing economy, which stimulated steel output to expand at an average annual rate of 11.7% between 2005 and 2010.
Therefore, last year’s fall in Indian exports by 11%, the first in many years, is hardly a one-off event and is more likely part of a trend, as India will need an increasing volume of iron ore to support its industrialization process and the badly needed large investments in infrastructure building.
The quality of Chinese iron ore has been deteriorating continuously, requiring an increasing amount of run-of-the-mine to produce iron ore to be used in blast furnaces and failing to accelerate production as envisaged. A clear indication of the tightness in the global supply of iron ore is the fact that in order to meet its growing demand for imports China has been widening its base of suppliers, adding small scale non-traditional suppliers as well as overland suppliers, since the traditional seaborne suppliers — Brazil, Australia and India — have not been able to satisfy its appetite for the raw material.
Metallurgical coal prices have been increasing since 2H10 due to demand pressures and the supply shock produced by heavy rainfall and floods in the state of Queensland, Australia, a major global producer and exporter, and tends to stay at high levels, implying a positive spillover to the iron ore market. More expensive coal tends to stimulate the more intensive use of high quality iron ore to save consumption of coke at the steel mills’ blast furnaces, adding pressure to the price premium for our iron ores.

US GAAP	4Q10

Eliminating cyclical influences and short-term price volatility, real iron ore prices seem to be in an upward long-term trend similar to the one that lasted from World War II to the early seventies. The trend reflects an increase in the premium for relative scarcity, as despite the price incentives for production capacity expansion has not been sufficient to keep pace with demand mostly due to geological and institutional constraints. One fact that is frequently missed when projecting future production is the extent of the demand of investment for repletion, which requires relatively large volumes of iron ore just to replace lost capacity.
Amid this scenario of deepening scarcity, Vale’s huge, high quality reserves of iron ore and its proven capacity to develop and deliver large-scale projects supported by a powerful cash flow are a major competitive edge and contributor to shareholder value creation1.
Following three years of decline, global stainless steel production — responsible for almost two thirds of primary nickel consumption — surged in 2010, increasing by 23.4%, an all-time high pace of growth. After a quarter-on-quarter seasonally adjusted annual expansion of 10% in 4Q10, stainless steel production has strengthened further as many mills are running at full capacity due to rising orders. Prices for the 304 stainless steel are continuing to rise, with their current levels still 30% below the peak reached in 2007.
The demand for nickel from non-stainless steel applications, a market in which Vale is the leading player, has been strong and is also gaining momentum, fueled by end-users from the aerospace, oil and gas and petrochemical industries.
Demand was sufficiently strong to more than offset the pressure on prices coming from production increases in 2010. For instance, as a result of the normalization of the Canadian operations in 2H10 our nickel production augmented by 55.7% in relation to 1H10. After the correction caused by the financial stress in Continental Europe in 2Q10, the strong fundamentals and the marginal influence of commodity price co-movement led nickel prices to climb to almost US$30,000 recently from US$18,000 per metric ton in early June 2010. Nickel stocks, which had gradually increased from August 2010 to yearend due to expectations of higher prices, began to fall after mid-January 2011 reflecting disequilibrium between demand and supply.
Nickel fundamentals are expected to remain strong in the foreseeable future.
Stainless steel consumption is strongly correlated to consumption expenditures and is highly elastic to income growth. This helps to explain why nickel consumption intensity, as measured by consumption per US$ of GDP, is still lower in emerging economies than in advanced economies, differently from other metals such as steel and copper. Emerging economies are expected to remain in the high per capita income growth path and, as in recent years, to drive global consumption expenditures, suggesting that the demand for nickel has significant growth potential over the medium term.
In the short term, supply is not expected to show a material reaction to prices. One of the two furnaces of our Copper Cliff smelter in Sudbury will remain shut down for a minimum of 16 weeks, entailing an estimated output loss of 15,000 metric tons of finished nickel. Moreover, production increases arising from the industry’s new projects coming on stream this year are expected to take place mostly in 2H11.
Nickel laterite limonite projects — the most abundant type of nickel ores in world resources — are struggling to live up to expectations in terms of duration of ramp up and achievement of nameplate capacities. These difficulties have the potential to keep global supply tight for the long-term.

[1]
Vale was the diversified mining company which generated the highest total shareholder return in the world from 1999 to 2009, at 35.7% per year, according to “Value creation in mining”, issued by The Boston Consulting Group, February 2011. From December 2008 to December 2009 Vale created US $130 billion in value for shareholders and distributed US $15.3 billion in dividends.

US GAAP	4Q10

Alongside a strong demand, copper supply constraints continue to exert upward price pressures. In addition to one-off events, such as labor strikes, the difficulties in maintaining output levels at older mines — where grades have been declining steadily — are a key feature of the supply constraint phenomenon. A tight market and at the margin the contribution of commodity price co-movement have led copper prices to climb to US$10,000 per metric ton early this month, increasing by 64% over the lows of US$6,100 in early June 2010.
The rising supply of scrap, stimulated by the copper price movement, and the potential threat of substitution, given the widening of the spread with aluminum prices — which jumped to US$7,500 in February 2011 from US$1,275 per metric ton in January 2009 — are likely to influence some price moderation.
At the moment, Vale is ramping up Tres Valles, a copper project in Chile, with a capacity of 18,500 metric tons per year of copper cathodes. The first phase of Salobo, with a capacity of 100,000 metric tons per year of copper in concentrates, is expected to come on stream in 2H11.
The market for fertilizers is being positively influenced by the rise in farming profitability determined by the surge in grain prices, favorable financial conditions and inventory consumption during 2009 and part of last year.
Most of our production is destined for the Brazilian market, which is the fourth largest consumer in the world and where consumption has grown by 6% per annum over the last two decades, far above global expansion. Demand is seasonally low in the first half of the year, strengthening later to meet Brazil’s main ploughing season, from September to November.
Prices of phosphate rock and phosphates, such as MAP and DAP, began to rise in early 2010 and are expected to stay steady over this year. As inventory consumption took a longer period of time, potash prices started to rebound only late last year and are expected to climb to a higher plateau in 2011. The positive outlook for the global potash market has been confirmed by the announcements of price increases in these first two months of the year.
Despite the operational and market risks to which mining companies are normally exposed, we expect the performance of Vale in 2011 to support the sustainability of the shareholder value creation process.

US GAAP	4Q10

•	REVENUES
In 2010, our operating revenues achieved a historical high of US$46.481 billion, 94.2% above the US$23.939 billion in 2009 and 20.7% higher than our previous record of US$38.509 billion in 2008.
Higher prices of products were responsible for 82.1% of the total revenue increase of US$22.542 billion over 2009, contributing with US$18.512 billion, while sales volume growth added US$4.030 billion. Higher iron ore and pellet prices were the major contributors, adding US$12.112 billion and US$3.459 billion to the revenues, respectively.
In 4Q10, revenues set a new record, at US$15.207 billion. It was US$711 million higher, 4.9%, than in 3Q10, which resulted from the contribution of the growth in sales volumes, US$1.030 billion. Lower prices had a negative effect of US$319 million.
The higher sales volumes were mainly explained by an increase of US$714 million in the base metals business, due to the return to normalcy of the nickel operations in Canada, and US$343 million in the revenues of the bulk materials business. The contraction in prices is mainly due to lower prices of iron ore and pellets, US$658 million, which were partially offset by higher base metals prices, US$386 million.
Sales of bulk materials — iron ore, pellets, manganese ore, ferroalloy, metallurgical and thermal coal — represented 74.2% of the operating revenues in 2010, increasing from 63.7% in 2009. The share of base metals in total revenues decreased to 17.6% from 27.9% in 2009, due to lower output. The share of fertilizers was 4.0% in 2010, rising from 1.7% in the previous year. Logistics services contributed with 3.1% and other products with 1.0%.
In 2010, sales to Asia represented 53.3% of total revenues, below the participation of 56.9% in 2009. The share of sales to clients in the Americas was 23.6%, in line with the 24.0% for 2009. Revenues from shipments to Europe increased to 19.2% in 2010 from 16.9% in 2009, recovering part of the room lost during the economic downturn, while the rest of the world contributed with 3.9%.
On a country basis, China was responsible for 33.1% of our revenues, Brazil 17.5%, Japan 11.3%, Germany 6.7%, South Korea 4.2%, and Taiwan 2.5%, in 2010.

US GAAP	4Q10

Table 2 — OPERATING REVENUE BREAKDOWN

US$ million	4Q09	3Q10	4Q10	2009	%	2010	%
Bulk materials	4,292	11,257	10,897	15,251	63.7	34,509	74.2
Ferrous minerals	4,155	11,040	10,656	14,746	61.6	33,739	72.6
Iron ore	3,458	8,724	8,476	12,831	53.6	26,383	56.8
Pellets	476	2,076	1,918	1,334	5.6	6,373	13.7
Manganese ore	64	67	44	145	0.6	258	0.6
Ferroalloys	114	160	170	353	1.5	621	1.3
Pellet plant operation services	7	7	10	19	0.1	30	0.1
Others	36	6	38	64	0.3	74	0.2
Coal	137	217	241	505	2.1	770	1.7
Energy coal	65	113	51	205	0.9	298	0.6
Metallurgical coal	72	104	191	299	1.3	472	1.0
Non ferrous metals	1,691	1,919	3,019	6,679	27.9	8,200	17.6
Nickel	741	891	1,437	3,260	13.6	3,835	8.3
Copper	328	395	753	1,131	4.7	1,608	3.5
PGMs	1	10	77	135	0.6	101	0.2
Precious metals	3	10	45	62	0.3	72	0.2
Cobalt	6	4	16	41	0.2	30	0.1
Aluminum	261	215	296	855	3.6	1,019	2.2
Alumina	347	387	385	1,188	5.0	1,507	3.2
Bauxite	4	7	10	7	—	28	0.1
Fertilizer nutrients	108	801	769	413	1.7	1,846	4.0
Potash	108	87	74	413	1.7	280	0.6
Phosphates	—	573	512	—	—	1,211	2.6
Nitrogen	—	131	178	—	—	337	0.7
Others	—	10	5	—	—	18	—
Logistics services	304	407	335	1,102	4.6	1,460	3.1
Railroads	218	308	262	838	3.5	1,107	2.4
Ports	86	99	73	264	1.1	353	0.8
Others	147	112	187	495	2.1	466	1.0
Total	6,541	14,496	15,207	23,939	100.0	46,481	100.0

US GAAP	4Q10

Table 3 — OPERATING REVENUE BY DESTINATION

US$ million	4Q09	3Q10	4Q10	2009	%	2010	%
North America	345	506	817	1,742	7.3	2,028	4.4
USA	161	197	332	832	3.5	828	1.8
Canada	165	275	461	886	3.7	1,126	2.4
Mexico	19	34	23	24	0.1	74	0.2
South America	1,298	2,845	2,786	3,997	16.7	8,960	19.3
Brazil	1,174	2,639	2,496	3,655	15.3	8,150	17.5
Others	124	206	290	342	1.4	810	1.7
Asia	3,362	8,179	8,293	13,633	56.9	24,791	53.3
China	1,987	5,157	5,267	9,003	37.6	15,379	33.1
Japan	876	1,674	1,662	2,412	10.1	5,240	11.3
South Korea	203	650	735	883	3.7	1,934	4.2
Taiwan	163	303	429	681	2.8	1,179	2.5
Others	133	395	200	654	2.7	1,059	2.3
Europe	1,335	2,492	2,681	4,036	16.9	8,911	19.2
Germany	457	885	1,038	1,085	4.5	3,092	6.7
Belgium	104	131	209	336	1.4	440	0.9
France	127	188	354	336	1.4	716	1.5
UK	83	242	320	492	2.1	1,060	2.3
Italy	146	285	322	335	1.4	1,043	2.2
Others	418	761	439	1,452	6.1	2,561	5.5
Rest of the World	201	474	630	531	2.2	1,791	3.9
Total	6,541	14,496	15,207	23,939	100.0	46,481	100.0
•	COSTS
On the flipside of the strong demand growth and the ensuing rise in prices of minerals and metals there are demand pressures for labor, equipment, spare parts, engineering services and other inputs as mining companies are incentivized to run operations at full capacity and to invest in additional capacity. Therefore, cost pressures are an expected phenomenon during the expansionary phase of the business cycle.
This is beginning to happen albeit at a moderate pace. During the last few years we developed several initiatives to cut costs, with a special focus on fixed costs, to enhance the resilience to an environment of tight markets for inputs.
Our costs in 4Q10 were inflated by the effects of some movements needed to augment the exposure to the cycle such as the resumption of full capacity operations of the Canadian assets, sales increases, the consolidation of the newly acquired fertilizers assets and the start-up of projects coming on stream.
In 4Q10, cost of goods sold (COGS) were up by US$927 million on a quarter-on-quarter basis, reaching US$6.040 billion. This increase was primarily due to: (a) additional depreciation charges, a non-cash item, net of the effect of currency price changes, of US$296 million; (b) increase of purchases of products from third parties, US$232 million; (c) additional cost arising from the resumption of nickel operations, US$228 million; (d) depreciation of the US$ dollar, US$118 million2; (e) higher sales of other products than nickel, US$77 million; (f) costs with the VNC operations, US$44 million.
COGS reached US$18.814 billion in 2010, US$5.193 billion higher than 2009, impacted by higher sales of US$1.775 billion and exchange rate variation of US$1.323 billion.

[2]	COGS currency exposure in 4Q10 was made up as follow: 64% in Brazilian reais, 17% in US dollars, 14% in Canadian dollars, 1%in Indonesian rupiah and 4% in other currencies.

US GAAP	4Q10
In 4Q10, expenses with energy consumption accounted for 14.3% of COGS. These costs reached US$861 million, in line with US$864 million of 3Q10. While costs with fuel and gases at US$484 million declined by 11.0% vis-à-vis 3Q10, those with electricity consumption rose by 17.4%, reaching US$377 million.
Expenses with outsourced services totaled US$847 million — 14.0% of COGS — against US$722 million in 3Q10. Out of the US$125 million increase in costs with these services, US$100 million was due to growth in sales volumes, reflecting mainly the end of labor disruption in our Canadian operations and the record production level achieved in Carajás. The main item of outsourced services was operational services that reached US$256 million, an increase of US$77 million, mainly due to ore and waste removal which rose by US$16 million, the remaining US$61 million was distributed among lab, industrial and geological services.
The cost of materials — 13.7% of COGS — was US$826 million, with an increase of 12.8% against 3Q10. Excluding effects of higher sales volumes (US$56 million) and currency price changes (US$20 million), costs of materials increased by US$17 million from last quarter.
Personnel expenses reached US$692 million, representing 11.5% of COGS, against US$516 million in 3Q10. The increase reflected greater sales volume primarily due to the return to normalcy of our Canadian operations, US$58 million, and exchange rate variation, US$12 million. Additionally, in November 2010, Vale’s workers in Brazil received a bonus granted due to the two-year agreement made in 2009, with a one-off effect of US$32 million, and also received a 7% wage increase, adding US$13 million to the personnel costs in 4Q10; hiring of new employees contributed with US$3 million and other factors, such as promotions and payment for extra working hours, with US$29 million.
The cost of purchasing products from third parties amounted to US$631 million — 10.4% of COGS — against US$399 million in 3Q10.
The purchase of iron ore and pellets was US$399 million, against US$257 million in the previous quarter, mainly due to increased prices of Hispanobrás pellets in 4Q10. The volume of iron ore bought from smaller miners came to 3.1 million metric tons (Mt) in 4Q10 compared with 2.3 Mt in 3Q10. The acquisition of pellets from our joint ventures amounted to 620,000 metric tons in this quarter — against 875,000 metric tons in 3Q10.
Expenditures with the purchase of nickel products rose to US$135 million from US$63 million in 3Q10. There was a substantial increase in the purchase of intermediate products, partly offset by a reduction in the acquisition of finished nickel. Both movements are related to the return to normalcy of our Canadian operations in this quarter. Mining as well as smelting and refining operations at Sudbury, the precious metals plant of Port Colborne, and Voisey’s Bay mining and processing operations were ramped up.
Costs with shared services reached US$69 million, exactly the same level as in 3Q10.
Due to organic growth and acquisitions our asset base has been expanding: PP&E, net of depreciation and construction in progress, rose to US$61.337 billion in 2010 from US$47.699 billion by the end of 2009.
The costs of depreciation and amortization — 15.3% of COGS — reached US$922 million, an increase of US$309 million when compared to 3Q10. The depreciation of fertilizer assets was US$120 million, an increase of US$83 million against 3Q10, due to the impact of the detailing of property and equipment price allocation. The remaining US$226 million can be explained mainly by the ramp up of Canadian operations, which increased depreciation by US$194 million in 4Q10.
Other operational costs reached US$1.193 billion, in line with US$1.198 billion in 3Q10. The allocation of the operational costs, other than depreciation and amortization, of Vale Fertilizantes was US$441 million at the same level as US$440 million in 3Q10 and which were accounted in other operational costs until 2010. Going forward the fertilizer operational costs will be accounted for in COGS.
In 4Q10, demurrage costs — fines paid for delays in loading ships at our maritime terminals — totaled US$82 million, equivalent to US$1.16 per metric ton of iron ore shipped, against US$86 million in the previous quarter.

US GAAP	4Q10
Sales, general and administrative expenses (SG&A) totaled US$647 million in 4Q10, US$229 million above 3Q10. The higher SG&A expenses are primarily explained by the increase in consulting services (US$42 million) followed by higher advertising and publicity expenses (US$33 million), larger expenses with personnel (US$27 million).
Research and development (R&D), which reflects our investment in creating long-term growth opportunities, amounted to US$301 million in the quarter, US$85 million higher than 3Q103.
Other operational expenses reached US$774 million, against US$519 million in 3Q10, mostly due to increased operating levels and non-cash provisions. Pre operating and idle capacity/stoppage related expenses were US$471 million, against US$160 million in 3Q10. The increase reflected start-up expenses of US$277 million (mainly due to VNC) and pre- operating costs of US$186 million (related to Moatize, Salobo and Onça Puma). Since we are ramping up VNC with a goal to produce nickel oxide and simultaneously producing and selling an intermediary product, nickel hydroxide cake (NHC), the disbursements of VNC impacted both the COGS, for the costs associated to the production of NHC, and the normal pre-operating expenses.
Table 4 — COGS BREAKDOWN

US$ million	4Q09	3Q10	4Q10	2009	%	2010	%
Outsourced services	732	722	847	2,266	16.6	2,740	14.6
Cargo freight	184	215	223	691	5.1	816	4.3
Maintenance of equipments and facilities	153	196	242	464	3.4	714	3.8
Operational Services	250	179	256	666	4.9	715	3.8
Others	145	132	126	445	3.3	495	2.6
Material	709	732	826	2,698	19.8	2,862	15.2
Spare parts and maintenance equipment	325	342	332	984	7.2	1,256	6.7
Inputs	240	238	273	969	7.1	931	4.9
Tires and conveyor belts	44	37	38	158	1.2	174	0.9
Others	99	116	182	586	4.3	500	2.7
Energy	655	864	861	2,121	15.6	3,092	16.4
Fuel and gases	389	544	484	1,277	9.4	1,880	10.0
Electric energy	266	321	377	844	6.2	1,212	6.4
Acquisition of products	238	399	631	743	5.5	1,669	8.9
Iron ore and pellets	75	257	399	155	1.1	963	5.1
Aluminum products	68	68	76	279	2.1	285	1.5
Nickel products	78	63	135	271	2.0	358	1.9
Other products	17	11	21	38	0.3	63	0.3
Personnel	550	516	692	1,939	14.2	2,081	11.1
Depreciation and exhaustion	639	613	922	2,331	17.1	2,803	14.9
Shared services	70	69	69	252	1.8	265	1.4
Others	402	1,198	1,193	1,272	9.3	3,304	17.6
Total	3,995	5,113	6,040	13,621	100.0	18,814	100.0

[3]
This is an accounting figure. In the Investment section of this press release we disclose the amount of US $346 million for research & development, computed in accordance with the financial disbursement in 4Q10.

US GAAP	4Q10
•	OPERATING INCOME
In 2010, operating income, as measured by adjusted EBIT, reached a new record of US$21.695 billion, 38.2% higher than the previous record of US$15.698 billion in 2008. Operating margin was 47.9% for 2010, 600 basis points greater than 2008.
In 4Q10, operating income was US$7.167 billion, decreasing from the US$7.836 billion in 3Q10. The adjusted EBIT margin was 48.0% in 4Q10 versus 55.6% in 3Q10. The main reasons for the decrease of US$669 million were lower iron ore and pellets sales prices (US$658 million), higher COGS (US$927 million) and expenses (US$569 million). Higher volumes sold of bulk materials (US$343 million) and base metals higher volumes (US$714 million) and prices (US$386 million) contributed to reduce those negative effects.
•	NET EARNINGS
Net earnings reached an all-time high in 2010, at US$17.264 billion. They were 30.6% higher than the previous record of US$13.218 billion in 2008, and equal to US$3.25 per share on a fully diluted basis.
In 4Q10, net earnings totaled US$5.917 billion, the highest net earnings in a 4Q recorded by Vale, but slightly below the US$6.038 billion in 3Q10.
Financial revenues increased to US$117 million from US$56 million in the previous quarter. Financial expenses totaled US$926 million, against US$741 million in 3Q10 mainly explained by the mark-to-market of shareholders’ debentures, which had meant a non-cash charge of US$276 million, due to rise in its prices.
In 4Q10, the net effect of the mark-to-market of the transactions with derivatives had a positive impact on earnings of US$473 million compared to US$500 million in 3Q10. These transactions produced a net positive cash flow impact of US$1.005 billion against only US$97 million in the preceding quarter.
The net result of the currency and interest rate swaps, structured mainly to convert the BRL-denominated debt into US dollar to protect our cash flow from exchange rate volatility, produced a positive non-cash effect of US$468 million in 4Q10 and a positive cash flow impact of US$1.045 billion.
Our positions with nickel derivatives produced a negative non-cash charge of US$2 million in 4Q10 against net earnings and a negative impact of US$38 million to our cash flow.
The derivative transactions related to bunker oil and freight costs, structured to minimize the volatility of the cost of maritime freight from Brazil to Asia, had a positive non-cash effect of US$17 million, and generated a positive impact of US$18 million in our cash flow.
As a consequence of the appreciation of Vale’s functional currency, the Brazilian real, against the US dollar4, foreign exchange and monetary variations caused a positive impact on our net earnings of US$51 million in 4Q10, against US$257 million in the previous quarter.
Equity income totaled US$303 million in 4Q10, in line with US$305 million in 3Q10. The non-consolidated affiliates in the bulk materials business were the major contributors with US$398 million and logistics with US$32 million. These were partly offset by the negative effect of the equity income from the affiliated steel companies, US$76 million, base metals, US$5 million and others, US$46 million.
Individually, the greatest contributors to equity income were Samarco (US$261 million), Longyu (US$64 million) and Hispanobrás (US$35 million).

[4]	From the beginning to the end of the 4Q10 period, the Brazilian real appreciated 1.7% against the US dollar.

US GAAP	4Q10
•	CASH GENERATION
Our operations set a record cash generation, as measured by adjusted EBITDA, of US$26.116 billion in 2010. It was 37.3% above the highest mark so far, US$19.018 billion in 2008.
In 4Q10, Vale’s adjusted EBITDA also reached a new high of US$8.869 billion, compared to US$8.815 billion in 3Q10, our previous record.
Dividends received from non-consolidated affiliates increased to US$629 million in 4Q10 from US$283 million in 3Q10 and the major contributors were Samarco (US$575 million) and MRS (US$37 million).
The share of bulk materials dropped to 89.8% from 94.6% in 3Q10, while the participation of base metals almost doubled, rising to 11.0% from 5.9%, due to the increase in prices and volumes sold. Operations of fertilizers contributed with 1.0%, and logistics with 0.6%. R&D expenditures and other businesses reduced adjusted EBITDA by 2.4%.
Table 5 — QUARTERLY ADJUSTED EBITDA

US$ million	4Q09	3Q10	4Q10	2009	2010
Net operating revenues	6,333	14,102	14,929	23,311	45,293
COGS	(3,995)	(5,113)	(6,040)	(13,621)	(18,814)
SG & A	(378)	(418)	(647)	(1,130)	(1,701)
Research and development	(296)	(216)	(301)	(981)	(878)
Other operational expenses	(561)	(519)	(774)	(1,522)	(2,205)
Adjusted EBIT	1,103	7,836	7,167	6,057	21,695
Depreciation, amortization & exhaustion	799	696	1,073	2,722	3,260
Dividends received	243	283	629	386	1,161
Adjusted EBITDA	2,145	8,815	8,869	9,165	26,116
Table 6 — ADJUSTED EBITDA BY BUSINESS AREA

US$ million	4Q09	3Q10	4Q10	2009	2010
Bulk materials	2,073	8,336	7,963	8,394	23,997
Ferrous minerals	2,101	8,264	7,978	8,395	23,976
Coal	(28)	72	(15)	(1)	21
Non ferrous metals	288	521	978	1,159	2,294
Fertilizer nutrients	50	54	86	255	176
Logistics	57	116	56	295	345
Others	(323)	(212)	(214)	(938)	(696)
Total	2,145	8,815	8,869	9,165	26,116
•	INVESTMENTS
•	Organic growth
Vale invested US$5.091 billion, excluding acquisitions, in 4Q10. Capital expenditure in organic growth totaled US$3.434 billion, out of which US$3.103 billion was dedicated to project execution, US$332 million to research and development (R&D) and US$1.657 billion to the maintenance of existing operations.

US GAAP	4Q10
R&D investments before adjustments were US$466 million in 4Q10, being comprised of US$152 million spent in mineral exploration, US$33 million in natural gas exploration, US$241 million in conceptual, pre-feasibility and feasibility studies, and US$40 million to develop new processes, technological innovations and adaptation of technologies. Part of the expenditures related to the natural gas exploration program was activated, following the usual approach for the oil and gas industry, and as a consequence, US$134 million of investments in natural gas exploration in 2010 were reclassified from R&D to project execution. After the adjustment, investments in R&D amounted to US$332 million, with US$51 million in mineral exploration, in 4Q10.
Investments — excluding acquisitions — in 2010 reached US$12.705 billion, with US$8.239 billion allocated to the development of projects, US$1.136 billion to R&D — after adjustments in natural gas exploration — and US$3.330 billion to stay-in-business. Investments in corporate social responsibility reached US$1.136 billion, US$737 million of which destined for environmental protection and US$399 million for social projects.
99% of the budgeted capital expenditures for 2010 of US$12.894 billion were disbursed. The adherence of capex execution to the plans was shown also in previous years, such as 2009, when actual expenditures were 99.7% of budgeted expenditures of US$9.035 billion.
Investments in project execution were 95% of the US$8.647 billion budgeted for 2010 and we reached 93% of the US$1.228 billion budgeted for research and development (R&D) expenses. This was partially offset by higher investments in the maintenance of existing operations, mainly driven by the acquisition of fertilizer assets in Brazil.
In 2010, we continued to develop organic growth opportunities through the implementation of world-class projects. Vale delivered six projects in the year: (a) Additional 20 Mtpy, a low-cost high-quality iron ore brownfield project at Carajás; (b) Bayóvar, a phosphate rock mine in Peru; (c) Onça Puma, a ferronickel operation in the state of Pará, Brazil; (d) Tres Valles, a copper operation in Chile; (e) Oman, a pellet plant operation in the Middle East; and (f) TKCSA, a steel slab plant in the state of Rio de Janeiro, Brazil.
At the end of 1Q10, we started operating new facilities that added 20 million metric tons per year to the capacity of our Carajás iron ore mining operations. Due to debottlenecking and the development of operational flexibility, we were able to double the size of the capacity increase from our original plans.
In the beginning of the third quarter of 2010, we started ramping up operations at Bayóvar, a phosphate rock mine in Peru, with the capacity to produce 3.9 million metric tons per year. Bayóvar came on stream on time and on budget and is one of the lowest-cost phosphate rock mines in the world. It was our first greenfield project in the fertilizer business and also our first greenfield mining project concluded outside Brazil.
The Oman operations, in the industrial site of Sohar, Oman, are coming on stream. It has two pellets plants, each with a capacity to produce 4.5 Mtpy, thus adding 9.0 Mtpy to our production capacity. The two plants will produce direct reduction pellets. Oman’s first plant is under commissioning and furnace heating, and is expected to start up production in March. The second plant is being assembled and is expected to reach the ramp up stage by the end of the first half of this year.
In the fourth quarter, the Tres Valles copper project in Salamanca, in the Coquimbo region of Chile, started operations. It includes two mines, Don Gabriel, open pit, and Papomono, underground, which feed a SXEW (solvent extraction electro winning) plant to produce copper cathodes, with a capacity of 18,500 metric tons.
Also in the fourth quarter of 2010, we commissioned Onça Puma, a nickel operation (mine and processing plant) in the Brazilian state of Pará. Its nominal production capacity is 53,000 metric tons per year of nickel contained in ferronickel, its final product.
Thyssen-Krupp Companhia Siderúrgica do Atlântico (TKCSA) began operations in 2010. The plant has capacity of 5 million metric tons per year. Vale has a 26.87% stake and is the exclusive supplier of iron ore and pellets, around 8.5 Mt of iron ore and pellets per year.
In February 2011, as part of commitments related to the development of Simandou, which will be the largest integrated iron ore mine and infrastructure project ever developed in Africa, Vale started the reconstruction of the Conakry-Kankan railroad in Guinea that will be used for passengers and general cargo transportation.

US GAAP	4Q10
Total investments are estimated in US$1 billion, which was not included in the capex of Simandou phase 1, recently approved by the Board. With the railway’s rehabilitation, Vale aims to contribute to the social and economic development of the West African nation.
•	Projects recently approved by the Board
Since the release of our 3Q10 results5, four projects reached a more advanced stage of development and were approved by our Board.

		Budget
		US$ million
Business	Project	2011	Total	Status
Bulk Materials /Logistics	Carajás Serra Sul S11D	1,017	6,776	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will develop a mine and beneficiation complex with capacity of 90 Mtpy, using a truckless mining operation. Start-up scheduled for 2H14.

	Carajás — Additional 40 Mtpy	481	2,968	The former Carajás Additional 30 Mtpy project was enlarged to 40 Mtpy and as a consequence the Board of Directors has approved an additional capex of US$490 million. Investments include expenditures with the construction of a dry processing plant. The investments for augmentation of the capacity of the Ponta da Madeira maritime terminal were finalized in 2010. The permit for vegetation removal and the installation license were already granted by the environmental protection authorities. Start-up is planned for the second half of 2012.

	Simandou phase 1	861	1,260	Simandou phase 1, in Guinea, is estimated to have a capacity of 15 Mtpy. The project encompasses the development of the Zogota mine, at the south of the Simandou district, the construction of a dry processing plant and about 100 km of rail tracks to link mining operations to an existing railroad in Liberia. It is scheduled to start production, with 2 Mtpy, being ramped up to reach 15 Mt in 2014.

	Teluk Rubiah	148	1,371	The Teluk Rubiah project, in Malaysia, comprises the construction of a maritime terminal with enough depth to receive 400,000 dwt vessels and a stockyard capable of handling up to 30 million metric tons of iron ore per year in an initial phase. There is potential for future expansion of up to 100 million metric tons per year. Start-up is now expected for the first half of 2014.
•	Portfolio asset management
Although our strategic priority is organic growth, management of the asset portfolio has been a powerful subsidiary source of value creation to Vale shareholders.
In 2010, expenditures to fund acquisitions reached US$6.707 billion. In a series of transactions during 2010, we acquired the Brazilian phosphate operations of two companies: Fertilizantes Fosfatados S.A. — Fosfertil and Vale Fosfatados (formerly Bunge Participações e Investimentos S.A.). At year-end 2010, we owned 100% of the shares of Vale Fosfatados, and 78.9% of the equity of Fosfertil, representing 99.8% of its common shares and 68.2% of its preferred shares. The total cost of these acquisitions was US$5.829 billion. In January 2011, Vale Fosfatados was incorporated into Vale Fertilizantes.

[5]	November 2010 to January 2011.

US GAAP	4Q10
Expenditures with acquisitions during the year also included: (a) first installment of the acquisition of a 51% stake in Simandou for US$500 million, with the remaining US$2 billion payable upon achievement of certain milestones, (b) SDCN (Sociedade de Desenvolvimento do Corredor Norte S.A.) in Mozambique for US$21 million, (c) the third installment of the concession of Ferrovia Norte Sul (US$265 million) in Brazil, and (d) an additional 24.5% stake in the Belvedere coal project in Australia (US$92 million), increasing our share in the project to 75.5%
Divestitures in 2010 generated US$890 million. During the year the following transactions were concluded:
•	sale of Valesul aluminum assets for US$31.2 million;

•	sale of PPSA, a producer of kaolin, in which we had a stake of 86.2%, and other kaolin mineral rights for US$74 million;

•	sale of 49% of the voting shares of the Bayóvar project, a phosphate rock mine, for US$660 million;

•	sale of 30% of the Oman project, a pelletizing operation, for US$125 million.
In 2Q10 we entered into a transaction with Norsk Hydro ASA (Hydro) to transfer our stakes in aluminum smelting (Albras), alumina refining (Alunorte and CAP) and bauxite mining (Paragominas and mineral rights) for U$1.4 billion in cash over time plus a net debt of US$700 million and 22% of Hydro’s capital. This transaction is expected to have its closing until the end of 1Q11.
In February 2011, we invested US$173.5 million to acquire the control of Biopalma, in the state of Pará, Brazil and previously our partner in a consortium — now dissolved — to invest in biofuels. Biopalma will produce palm oil, a raw material used to make biodiesel, and most of the production will be used for the B20 mix (a blend of 20% biodiesel and 80% regular diesel) to power our fleet of locomotives, heavy-duty machinery and equipment. Our investment in producing biodiesel is part of the strategic priority to be a global sustainability agent.
For more details about the projects and capex budget for 2011, please see the press release “Vale to invest US$24 billion in 2011”
Table 7 — TOTAL INVESTMENT BY CATEGORY

US$ million	4Q09	3Q10	4Q10	2009	%	2010	%
Organic growth	2,232	2,248	3,434	6,855	76.1	9,375	73.8
Projects	1,923	1,902	3,103	5,845	64.9	8,239	64.9
R&D	309	346	332	1,010	11.2	1,136	8.9
Stay-in-business	817	833	1,657	2,157	23.9	3,330	26.2
Total	3,049	3,081	5,091	9,013	100.0	12,705	100.0
Table 8 — TOTAL INVESTMENT BY BUSINESS AREA

US$ million	4Q09	3Q10	4Q10	2009	%	2010	%
Bulk materials	1,041	1,165	1,698	2,687	29.8	4,441	35.0
Ferrous minerals	843	948	1,332	2,124	23.6	3,474	27.3
Coal	199	217	366	564	6.3	967	7.6
Non ferrous metals	983	702	1,095	3,053	33.9	2,973	23.4
Fertilizer nutrients	—	204	362	91	1.0	843	6.6
Logistics	663	604	1,354	1,985	22.0	2,852	22.4
Power generation	203	209	152	688	7.6	656	5.2
Steel	26	28	88	184	2.0	186	1.5
Others	132	170	342	324	3.6	755	5.9
Total	3,049	3,081	5,091	9,013	100.0	12,705	100.0

US GAAP	4Q10
•	DEBT INDICATORS
Total debt was US$25.343 billion as of December 31, 2010, with a long average maturity, of 9.6 years. This is important for the minimization of refinancing risks. The recent financial stress in the peripheral economies of the Euro zone, in which the concentration of maturing debt to be rolled in a short period of time has played a key role, is a good example of how important it is to derisking a portfolio of long-term debt.
The average debt cost was 4.85% per year, consistent with the focus on minimization of the cost of capital. As of December 31, 2010, cash holdings reached US$9,377 billion, and net debt(c) was US$15.966 billion.
Debt leverage, as measured by total debt/LTM adjusted EBITDA(d) ratio, fell to 1.0x on December 31, 2010 from 1.3x on September 30, 2010 and 2.5x on December 31, 2009, when the negative effects of the global recession were still impacting our cash flow. The total debt/enterprise value(e) ratio fell to 13.2% on December 31, 2010 from 14.4% on September 30, 2010.
Interest coverage, measured by the LTM adjusted EBITDA/LTM interest payment ratio(f), was 23.8x compared to 18.1x on September 30, 2010 and 8.2x in December 31, 2009.
Considering hedge positions, the total debt in December 2010 was composed of 33% of floating interest rates and 67% of fixed interest rates linked debt, while 96% was denominated in US dollars and the remainder in other currencies.
In March 2010, Vale made its debut in the Euro debt market by raising €750 million through the issuance of 8-year notes with a coupon of 4.375%, paid annually.
In September 2010, we raised US$1.75 billion through the issuance of US$1 billion notes due 2020@4.625% per annum, payable semi-annually, and US$750 million notes due 2039@6.875% per annum, payable semi-annually and yield to investors of 6.074%. The 2039 notes are consolidated in a form of single series with the US$1 billion notes 2039 issued in November 2009.
We have entered into agreements with official credit institutions of different countries — Brazil, Japan, Korea, China and Canada — for credit lines with terms and costs conditions proper to the financing of mining and infrastructure projects. In February 2011 we signed a contract with Servizi Assicurativi Del Commercio Estero Spa. (SACE), an official credit agency from Italy, to guarantee a 10-year credit line of US$300 million provided by commercial banks.
Table 9 — DEBT INDICATORS

US$ million	4Q09	3Q10	4Q10
Total debt	22,880	25,267	25,343
Net debt	11,840	15,544	15,966
Total debt / adjusted LTM EBITDA (x)	2.5	1.3	1.0
Adjusted LTM EBITDA / LTM interest expenses (x)	8.2	18.1	23.8
Total debt / EV (%)	14.4	14.4	13.2
•	PERFORMANCE OF THE BUSINESS SEGMENTS

•	Bulk materials
•	Ferrous minerals
Iron ore and pellets sales totaled 294.414 million metric tons in 2010, in line with 296.241 million metric tons in 2008, but showing a strong recovery from the 247.261 million metric tons shipped in 2009.

US GAAP	4Q10
In 2010, the shipments of iron ore amounted to 254.902 million metric tons, 3.4% below the record sales volume in 2008. Shipment of pellets totaled 39.512 million metric tons in 2010, the highest level in Vale’s history, surpassing the all-time high figure of 33.670 million reached in 2007.
Revenues from iron ore sales reached an all-time high, at US$26.383 billion in 2010, being 48.4% above the value of US$17.775 billion for 2008, a peak until then. By the same token, revenues from pellet shipments set a record, at US$6.373 billion, surpassing the prior record mark of US$4.245 billion in 2008 by 50.1%.
The performance of iron ore and pellet prices during the year, reflecting disequilibrium between global demand and supply, was the main cause for the significant growth in revenues. The new iron ore pricing system implemented by Vale brought several benefits to market participants, including flexibility, efficiency in price discovery, transparency and rewarding of superior quality, a hallmark of our products. In addition to the contribution to our performance, the new system is issuing the right signals, one of the most important roles played by market price mechanisms. These signals are leading us to invest a major amount of resources in the development of high quality production capacity to satisfy the needs of a modern global steel industry.
In 4Q10, volumes of iron ore and pellets shipments were 80.541 million metric tons, an increase of 2.4% compared to 3Q10, being the best sales performance of iron ore and pellets in Vale’s history in a 4Q. Sales volumes of iron ore totaled 69.860 million metric tons, 2.7% higher that 3Q10, and pellets sales accounted for 10.681 million metric tons, slightly above the 10.585 million metric tons in the 3Q10, and a record high in Vale’s history.
Sales revenues from iron ore and pellets, in 4Q10, totaled US$10.394 billion, 3.8% less than the previous quarter, due to lower realized prices. Sales of iron ore and pellets were US$8.476 billion and US$1.918 billion, respectively, decreasing of 2.8% and 7.6% relative to 3Q10, respectively. In 4Q10, the average realized price of iron ore was US$121.34 per metric ton, 5.4% lower than 3Q10. Average pellet price was US$179.53 per metric ton, 8.5% lower than 3Q10.
Even increasing significantly capacity utilization of our iron ore operations, we were forced to reduce shipments to China, to 126.400 Mt from 140.396 Mt in 2009 in order to give room to satisfying the demand recovery in other markets, particularly in Brazil and Europe, where our shipments increased by 15.058 Mt and 27.735 Mt, respectively. Thereby, China’s share in our sales of iron ore and pellets decreased to 42.9% in 2010 from 56.8% in 2009, while Europe’s share increased to 20.7% from 13.4% in 2009, recovering some of the ground lost with the recession. Brazil accounted for 13.7% of volumes sold, from 10.2% in 2009, and Japan represented 10.5%, from 9.1% in the previous year.
It is worthwhile noting that reported revenues for iron ore and pellets are net of the costs of maritime freight, meaning that prices of cost and freight (CFR) sales are comparable to average FOB prices. In 4Q10, Vale sold 31.3 million metric tons of iron ore and pellets on a CFR basis, against 25.0 million metric tons in 3Q10. In 2010, sales volume of iron ore and pellets on a CFR basis amounted to 81.9 million metric tons.
In 2010, shipments of manganese ore reached 1.119 Mt, 47.4% above 2008, and sales volumes of ferroalloys totaled 401,000 metric tons, in line with the 396,000 metric tons reached in 2008. Manganese ore revenues amounted to US$258 million, while those originated from ferroalloys totaled US$621 million, lower than US$1.073 billion in 2008, when their prices peaked.
In 4Q10, sales volumes of manganese ore were 352,000 metric tons, 51.1% higher than 3Q10, and revenues were US$44 million, 34.0% lower than 3Q10, due to lower realized prices of US$125.00 in the quarter. Sales volumes of ferroalloys were 109,000 metric tons in 4Q10, 21.1% higher than the previous quarter and sales revenues were US$170 million, 6.5% higher than 3Q10, with the average realized prices of US$1,559.63 per metric ton in 4Q10.
Gross revenues from ferrous minerals — iron ore, pellets, manganese and ferroalloys— were US$33.739 billion in 2010, reaching all time high level in Vale’s history, being 42.4% above the previous record of 2008. In 4Q10, gross revenues from ferrous minerals totaled US$10.656 billion, 3.5% lower than 3Q10.
The adjusted EBIT margin for the ferrous minerals business was 65.7% in 4Q10, compared to 70.3% in 3Q10. In 2010, the operational margin was 64.3%, higher than 54.1% in 2008.

US GAAP	4Q10
Adjusted EBITDA for the ferrous minerals operations totaled US$7.978 billion in 4Q10, dropping 3.5% on a quarter-on-quarter basis. The decrease of US$286 million was mainly due lower sales prices, which had a negative impact of US$670 million on the cash flow, and was partly offset by higher sales volumes, with a contribution of US$245 million.
In 2010, adjusted EBITDA reached US$23.976 billion, a record figure, 72.7% higher than the previous record in 2008.
Table 10 — FERROUS MINERALS BUSINESS PERFORMANCE
VOLUME SOLD BY DESTINATION — IRON ORE AND PELLETS

‘000 metric tons	4Q09	3Q10	4Q10	2009	%	2010	%
Americas	10,965	11,646	11,759	29,013	11.7	46,103	15.7
Brazil	9,512	10,208	9,987	25,191	10.2	40,249	13.7
Steel mills and pig iron producers	8,526	8,991	8,930	24,205	9.8	36,003	12.2
JVs pellets	986	1,217	1,057	986	0.4	4,247	1.4
USA	—	226	233	150	0.1	459	0.2
Others	1,453	1,212	1,539	3,672	1.5	5,395	1.8
Asia	42,917	51,097	48,690	179,843	72.7	178,702	60.7
China	30,316	36,166	35,417	140,396	56.8	126,400	42.9
Japan	8,342	8,204	7,682	22,500	9.1	30,802	10.5
South Korea	2,436	3,805	4,455	10,909	4.4	13,971	4.7
Others	1,823	2,922	1,136	6,038	2.4	7,529	2.6
Europe	12,502	13,868	17,202	33,142	13.4	60,877	20.7
Germany	4,484	5,637	5,845	10,797	4.4	22,382	7.6
United Kingdom	949	1,480	1,131	4,291	1.7	7,208	2.4
France	1,914	1,188	3,109	4,370	1.8	5,903	2.0
Belgium	631	1,004	1,893	1,462	0.6	3,899	1.3
Italy	2,129	1,880	2,121	4,251	1.7	8,366	2.8
Others	2,395	2,679	3,102	7,971	3.2	13,118	4.5
Rest of the World	2,026	2,017	2,891	5,263	2.1	8,733	3.0
Total	68,410	78,628	80,541	247,261	100.0	294,414	100.0
OPERATING REVENUE BY PRODUCT

US$ million	4Q09	3Q10	4Q10	2009	2010
Iron ore	3,458	8,724	8,476	12,831	26,383
Pellet plant operation services	7	7	10	19	30
Pellets	476	2,076	1,918	1,334	6,373
Manganese ore	64	67	44	145	258
Ferroalloys	114	160	170	353	621
Others	36	6	38	64	74
Total	4,154	11,040	10,656	14,745	33,739
AVERAGE SALE PRICE

US$/ metric ton	4Q09	3Q10	4Q10	2009	2010
Iron ore	55.86	128.21	121.34	55.99	103.50
Pellets	73.22	196.14	179.53	73.75	161.29
Manganese ore	166.23	285.91	125.00	147.06	230.22
Ferroalloys	1,781.25	1,774.27	1,559.63	1,395.26	1,547.84
VOLUME SOLD

‘000 metric tons	4Q09	3Q10	4Q10	2009	2010
Iron ore	61,909	68,043	69,860	229,174	254,902
Pellets	6,501	10,585	10,681	18,087	39,512
Manganese ore	385	233	352	986	1,119
Ferroalloys	64	90	109	253	401

US GAAP	4Q10
•	Coal
Revenues from sales of coal products reached a record of US$241 million in 4Q10, with a quarter-on-quarter increase of 11.3%. In 4Q10, revenues from shipments of metallurgical coal were US$191 million, increasing 82.7% on a quarterly basis. But, on the other hand, thermal coal revenues were US$51 million versus US$113 million in 3Q10.
The total revenue of US$770 million in 2010 — a record figure — increased 52.6% vis-à-vis 2009. The better performance was mainly due to the higher volume sold of thermal and metallurgical coal, reaching 7,384,000 metric tons from 5,673,000 metric tons in 2009 and 4,087,000 metric tons in 2008.
The average sale price of metallurgical coal in 4Q10 was US$172.33 per metric ton, 6.7% lower than 3Q10, and US$63.96 per metric ton for thermal coal against US$98.73 per metric ton in the previous quarter.
Adjusted EBITDA for the coal business was negative by US$15 million in 4Q10, a decrease of US$87 million from 3Q10, mainly due to the increase in SG&A expenses by US$74 million. In 2010, adjusted EBITDA totaled US$21 million, against negative US$1 million in 2009.
Table 11 — COAL BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	4Q09	3Q10	4Q10	2009	2010
Thermal coal	65	113	51	205	298
Metallurgical coal	72	104	191	299	472
Total	137	217	241	505	770
AVERAGE SALE PRICE

US$/ metric ton	4Q09	3Q10	4Q10	2009	2010
Thermal coal	57.47	98.73	63.96	66.60	70.40
Metallurgical coal	96.67	184.60	172.33	115.55	149.96
VOLUME SOLD

‘000 metric tons	4Q09	3Q10	4Q10	2009	2010
Thermal coal	1,124	1,139	793	3,083	4,234
Metallurgical coal	747	565	1,106	2,590	3,150
Table 12 — BULK MATERIALS: SELECTED FINANCIAL INDICATORS

	4Q09	3Q10	4Q10	2009	2010
Adjusted EBIT margin (%)
Bulk materials	33.0	68.8	63.6	44.3	62.3
Ferrous minerals	35.8	70.3	65.7	46.6	64.3
Coal	(51.1)	(4.6)	(25.7)	(20.8)	(21.9)
Adjusted EBITDA (US$ million)
Bulk materials	2,073	8,336	7,963	8,394	23,997
Ferrous minerals	2,101	8,264	7,978	8,395	23,976
Coal	(28)	72	(15)	(1)	21
•	Base metals
Shipments of nickel and its by-products, copper, cobalt and PGMs — were negatively affected by the strike in our Canadian operations in Sudbury, Port Colborne and Voisey’s Bay. On the other hand, prices have recovered in 2010, after falling in 2009.
Revenues from shipments of base metals recovered in 2010, reaching US$8.2 billion, with a year-on-year increase of 22.8%. With the return to normalcy of the Canadian operations in 4Q10, there was a sharp improvement in the sales revenues, which climbed to US$3.019 billion, increasing 57.3% over 3Q10.

US GAAP	4Q10
In 4Q10, nickel revenues reached US$1.437 billion, 61.2% higher than 3Q10 when it was US$891 million. This increase of US$546 million is due to both higher volumes, US$456 million, and prices, US$90 million. Sales volumes in 4Q10 were 63,000 metric tons, against 42,000 in 3Q10. The average nickel price in 4Q10 was slightly higher, US$22,955 per metric ton in 4Q10 versus US$21,366 in the previous quarter.
Copper revenues amounted to US$753 million in 4Q10, up 90.7% compared to US$395 million in 3Q10. Shipments reached 82,000 metric tons in 4Q10, 49.3% higher than the volume of 3Q10. In 4Q10, the average copper price increased to US$9,134 per metric ton from US$7,153 in 3Q10.
In 4Q10, PGMs produced revenues of US$77 million from US$10 million in 3Q10, influenced by the higher average platinum price in 4Q10, US$1,674 per troy ounce, over US$1,552 per troy ounce in the previous quarter.
Revenues from sales of bauxite, alumina and aluminum amounted US$691 million in 4Q10 up 13.5% from 3Q10 due to increase in sales prices.
The average sales price of aluminum was US$2,246 per metric ton in 4Q10 against US$1,990 per metric ton in 3Q10, while the price of alumina, which is mostly indexed to the metal price, increased to US$295.47 per metric ton in this quarter from US$272.15 per metric ton in 3Q10.
In 4Q10, shipments of aluminum were 130,000 metric tons, compared with 97,000 metric tons in 3Q10. Sales of alumina amounted to 1.303 million metric tons versus 1.422 million metric tons in the previous quarter. Bauxite volume increased to 296,000 metric tons against 204,000 metric tons in 3Q10.
The adjusted EBIT margin of the base metals increased to 12.6% in 4Q10, from 11.7% in 3Q10. In 2010, operational margin was 8.0%.
Adjusted EBITDA surged to US$978 million in 4Q10, increasing 87.7% against 3Q10. The increase was mainly due to higher sales volumes (US$454 million) and higher sales prices (US$394 million) which were partly offset by an increase in SG&A expenses (US$195 million) and in COGS (US$181 million).
In 2010, adjusted EBITDA totaled US$2.294 billion, almost twice the figure for 2009, US$1.159 billion.
Table 13 — BASE METALS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	4Q09	3Q10	4Q10	2009	2010
Nickel	741	891	1,437	3,260	3,835
Copper	328	395	753	1,131	1,608
PGMs	1	10	77	135	101
Precious metals	3	10	45	62	72
Cobalt	6	4	16	41	30
Aluminum	261	215	296	855	1,019
Alumina	347	387	385	1,188	1,507
Bauxite	4	7	10	7	28
Total	1,691	1,919	3,019	6,679	8,200
AVERAGE SALE PRICE

US$/ metric ton	4Q09	3Q10	4Q10	2009	2010
Nickel	17,951.51	21,366.16	22,955.39	14,596.55	21,980.19
Copper	7,125.97	7,153.24	9,134.36	5,229.39	7,730.09
Platinum (US$/oz)	998.21	1,551.85	1,674.12	1,073.98	1,661.20
Cobalt (US$/lb)	13.21	13.61	36.11	10.03	20.53
Aluminum	1,976.92	1,989.69	2,246.15	1,686.87	2,181.02
Alumina	270.46	272.15	295.47	226.46	283.59
Bauxite	33.61	34.31	33.78	34.15	31.64

US GAAP	4Q10
VOLUME SOLD

‘000 metric tons	4Q09	3Q10	4Q10	2009	2010
Nickel	41	42	63	223	174
Copper	46	55	82	216	208
Precious metals (oz)	31	199	468	1,287	919
PGMs (oz)	2	11	70	233	97
Cobalt (metric ton)	206	134	201	1,854	663
Aluminum	130	97	130	495	453
Alumina	1,283	1,422	1,303	5,246	5,314
Bauxite	119	204	296	205	885
SELECTED FINANCIAL INDICATORS

	4Q09	3Q10	4Q10	2009	2010
Adjusted EBIT margin (%)	(7.3)	11.7	12.6	(6.5)	8.0
Adjusted EBITDA (US$ million)	288.0	521.0	978.0	1,159.0	2,294.0
•	Fertilizer nutrients
Total revenues from fertilizer nutrients were US$769 million in 4Q10, slightly less than the US$801 million for 3Q10. In 2010, sales revenues totaled US$1.846 billion.
In 4Q10, potash produced revenues of US$74 million, with a quarter-on-quarter decrease of 14.9%. Sales volumes were 174,000 metric tons in 4Q10, down from 217,000 metric tons in 3Q10. The average sales prices increased to US$425.29, 6.1% higher than 3Q10, partly mitigating the effect of lower volume sales on revenues. In 2010, revenues from potash sales totaled US$280 million, 32.2% less than in 2009. The decrease of US$133 million from 2009 was due to diminished prices and sales volumes, with a negative impact of US$76 million and US$57 million, respectively.
Revenues from sales of phosphates products were US$512 million in 4Q10, 10.6% lower than 3Q10. Total shipments of MAP were 305,000 metric tons (t), TSP 113,000 t, SSP 547,000 t, and DCP 114,000 t.
Sales of nitrogen fertilizers increased to US$178 million in 4Q10, 35.4% higher on a quarterly basis. Sales of other related products amounted to US$5 million in 4Q10.
The EBIT margin of the fertilizer nutrients business was -11.0% in 4Q10, against -2.0% in 3Q10. The main reason for the negative operating margin was the impact of the depreciation charges, which resulted from the fair value inventory adjustment of acquired fertilizer assets. If this effect of US$99 million — a non-recurring non-cash charge — was excluded, the operating margin would have been of 2.4%.
Adjusted EBITDA for the fertilizers business totaled US$86 million in 4Q10, 59.3% higher than 3Q10. Lower COGS made a positive contribution to cash generation of US$103 million, but higher SG&A had a negative impact of US$39 million. In 2010, adjusted EBITDA totaled US$176 million.
Table 14 — FERTILIZER NUTRIENTS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	4Q09	3Q10	4Q10	2009	2010
Potash	108	87	74	413	280
Phosphates	—	573	512	—	1,211
Nitrogen	—	131	178	—	337
Others	—	10	5	—	18
Total	108	801	769	413	1,846

US GAAP	4Q10
AVERAGE SALE PRICE

US$/ metric ton	4Q09	3Q10	4Q10	2009	2010
Potash	406.02	400.92	425.29	521.46	410.56
Phosphates
MAP	—	485.65	651.36	—	479.42
TSP	—	386.40	633.90	—	444.66
SSP	—	217.78	230.76	—	217.86
DCP	—	558.06	582.54	—	561.47
Nitrogen	—	393.05	547.85	—	450.84
VOLUME SOLD

‘000 metric tons	4Q09	3Q10	4Q10	2009	2010
Potash	266	217	174	792	682
Phosphates
MAP	—	351	305	—	703
TSP	—	277	113	—	461
SSP	—	771	547	—	1,533
DCP	—	133	114	—	284
Nitrogen	—	335	325	—	746
SELECTED FINANCIAL INDICATORS

	4Q09	3Q10	4Q10	2009	2010
Adjusted EBIT margin (%)	20.8	(2.0)	(11.0)	45.6	(5.5)
Adjusted EBITDA (US$ million)	50.0	54.0	86.0	255.0	176.0
•	Logistics services
Logistics services produced revenues of US$1.460 billion in 2010, 32.5% greater than in 2009.
In 4Q10, revenues were US$335 million, dropping US$72 million from the US$407 million earned in 3Q10.
Due to lower volumes of services, revenues from rail transportation of general cargo of US$262 million fell US$46 million when compared to the preceding quarter.
Vale railroads — Carajás (EFC), Vitória a Minas (EFVM), Norte-Sul (FNS) and Centro-Atlântica (FCA) — transported 5.790 billion ntk6 of general cargo for clients in 4Q10.
The main cargoes carried by our railroads in 4Q10 were agricultural products (44.2%), steel industry inputs and products (36.6%), fuels (8.5%), building materials and forestry products (2.0%), and others (7.3%).
Port services revenues reached US$73 million in 4Q10, totaling US$353 million in 2010. Our ports and maritime terminals handled 4.579 Mt of general cargo, a volume 34.7% lower than the 7.010 Mt of 3Q10.
The demand for transportation of general cargo is seasonally weaker in the fourth quarter due to the end of the crop season in Brazil. In addition, there was an accident at the Praia Mole maritime terminal — used to unload coal imports made by the steel industry — caused by very strong winds, contributing to the loss of revenues. Railroad transportation volumes fell by 16.4% on a quarter-on-quarter basis, whereas the amount of cargo handled by our maritime terminals dropped by 41.4%.
In 2010, Vale’s railroads carried 25.283 billion ntk, with a 15.7% increase against 2009, and maritime terminals handled 23.319 million tons, increasing 8.6% year-on-year.

[6]	Ntk=net ton kilometer

US GAAP	4Q10
In 4Q10, adjusted EBIT margin was negative on -5.2%, from 18.2% in 3Q10, due to the large drop in services sold, some decrease in average prices and a cost increase of US$38 million, mainly to higher spending with personnel.
Adjusted EBITDA for the logistics business was US$56 million in 4Q10, 51.7% lower than the previous quarter, mainly due to higher COGS, US$46 million, and lower transported volume, US$33 million. In 2010, adjusted EBITDA totaled US$ 345 million.
Table 15 — LOGISTICS BUSINESS PERFORMANCE
OPERATING REVENUE BY PRODUCT

US$ million	4Q09	3Q10	4Q10	2009	2010
Railroads	218	308	262	838	1,107
Ports	86	99	73	264	353
Total	304	407	335	1,102	1,460
VOLUME SOLD

’000 metric tons	4Q09	3Q10	4Q10	2009	2010
Railroads (million ntk)	4,815	7,050	5,790	21,849	25,283
SELECTED FINANCIAL INDICATORS

	4Q09	3Q10	4Q10	2009	2010
Adjusted EBIT margin (%)	0.0	18.2	(5.2)	10.1	10.0
Adjusted EBITDA (US$ million)	57.0	116.0	56.0	295.0	345.0
•	FINANCIAL INDICATORS OF NON-CONSOLIDATED COMPANIES
For selected financial indicators of the main companies not consolidated, see our quarterly financial statements on www.vale.com/ Investors/ Financial Performance / SEC Reports.
•	CONFERENCE CALL AND WEBCAST
Vale will hold a conference call and webcast on February 25, 2011, at 12:00 p.m. Rio de Janeiro time, 10:00 am Eastern Standard Time, 3:00 p.m. British Standard Time, 4:00 p.m. Paris Time, 11:00 p.m. Hong Kong Time. To connect the webcast, please dial:
Participants from Brazil: (55 11) 4688-6341
Participants from USA: (1-800) 860-2442
Participants from other countries: (1-412) 858-4600
Access code: VALE
Instructions for participation will be available on the website www.vale.com/Investors. A recording will be available on Vale’s website for 90 days from February 25, 2011.

US GAAP	4Q10
IFRS — RECONCILIATION WITH USGAAP
Since December 2007, significant modifications have been made to Brazilian GAAP as part of a Convergence project with International Financial Reporting Standards (IFRS). By the end of 2010, the convergence of the full year financial statements will be completed and therefore the IFRS will be the accounting standard adopted in Brazil. During the intermediate periods of 2010, we already adopted all pronouncements issued by the Brazilian Accounting Practice Committee (CPC) which are in conformity with the IFRS.
The net income reconciliation between the 4Q10 net income according to Brazilian rules (in conformity with the IFRS) and USGAAP is as follows:
NET INCOME RECONCILIATION

US$ million	4Q10
Net income CPC / IFRS	5,908
Depletion of assets on business acquired	(43)
Income tax	(9)
Pension plan	64
Other adjustments	(3)
Net income US GAAP	5,917
Depletion of assets on business acquired: Refers to additional depletion of the adjustments to fair value of property, plant and equipment on business acquired before the new rules issued by CPC in respect of business combinations. This difference will cease by the end of the useful life of these assets.
Pension Plan: This adjustment reflects the return on the overfunded plans, which under IFRS are only recorded if there is a clear evidence of their realization.
Other adjustments: Refers basically to the adjustment to present value of interest on mandatorily convertible notes due to the bifurcation approach.
Income tax: Income tax related to the previously described adjustments.

US GAAP	4Q10
• ANNEX 1 — FINANCIAL STATEMENTS
Table 16 — INCOME STATEMENTS

US$ million	4Q09	3Q10	4Q10	2009	2010
Gross operating revenues	6,541	14,496	15,207	23,939	46,481
Taxes	(208)	(394)	(278)	(628)	(1,188)
Net operating revenue	6,333	14,102	14,929	23,311	45,293
Cost of goods sold	(3,995)	(5,113)	(6,040)	(13,621)	(18,814)
Gross profit	2,338	8,989	8,889	9,690	26,479
Gross margin (%)	36.9	63.7	59.5	41.6	58.5
Selling, general and administrative expenses	(378)	(418)	(647)	(1,130)	(1,701)
Research and development expenses	(296)	(216)	(301)	(981)	(878)
Others	(561)	(519)	(774)	(1,522)	(2,205)
Operating profit	1,103	7,836	7,167	6,057	21,695
Financial revenues	65	56	117	381	290
Financial expenses	(548)	(741)	(926)	(1,558)	(2,646)
Gains (losses) on derivatives, net	296	500	473	1,528	631
Monetary variation	17	257	51	675	344
Gains on sale of affiliates	(190)	—	—	40	—
Discontinued operations	—	8	—	—	(143)
Tax and social contribution (Current)	583	(2,589)	(1,549)	(2,084)	(4,996)
Tax and social contribution (Deferred)	173	443	412	(16)	1,291
Equity income and provision for losses	71	305	303	433	987
Minority shareholding participation	(51)	(37)	(131)	(107)	(189)
Net earnings	1,519	6,038	5,917	5,349	17,264
Earnings per share (US$)	0.29	1.15	1.13	1.03	3.29
Diluted earnings per share (US$)	0.28	1.13	1.12	1.00	3.25
Table 17 — FINANCIAL RESULTS

US$ million	4Q09	3Q10	4Q10	2009	2010
Gross interest	(236)	(337)	(343)	(894)	(1,186)
Debt with third parties	(236)	(334)	(343)	(890)	(1,183)
Debt with related parties	—	(3)	—	(4)	(3)
Tax and labour contingencies	(33)	(46)	(22)	(82)	(161)
Others	(279)	(358)	(561)	(582)	(1,299)
Financial expenses	(548)	(741)	(926)	(1,558)	(2,646)
Financial income	65	56	117	381	290
Derivatives	296	500	473	1,528	631
Exchange and monetary gain (losses), net	17	257	51	675	344
Financial result, net	(170)	72	(285)	1,026	(1,381)
Table 18 — EQUITY INCOME BY BUSINESS SEGMENT

US$ million	4Q09	3Q10	4Q10	2009	%	2010	%
Ferrous minerals	39	304	341	272	62.8	952.0	96.5
Coal	14	(31)	57	56	12.9	58.0	5.9
Base metals	(39)	18	(5)	(30)	(6.9)	4.0	0.2
Logistics	65	26	32	143	33.0	94.0	9.5
Steel	(8)	(12)	(76)	(8)	(1.8)	(73.0)	(7.4)
Others	—	—	(46)	—	—	(48.0)	(4.7)
Total	71	305	303	433	100.0	987.0	100.0

US GAAP	4Q10
Table 19 — BALANCE SHEET

US$ million	12/31/2009	9/30/2010	12/31/2010
Assets
Current	21,294	31,489	31,791
Long-term	7,590	9,003	8,481
Fixed	73,395	84,803	88,867
Total	102,279	125,295	129,139
Liabilities
Current	9,181	15,017	17,912
Long term	33,332	38,131	39,498
Shareholders’ equity	59,766	72,147	71,729
Paid-up capital	24,250	27,046	25,914
Reserves	29,882	41,341	42,051
Non controlling interest	2,831	2,826	2,830
Mandatory convertible notes	2,803	934	934
Total	102,279	125,295	129,139

US GAAP	4Q10
Table — 20 CASH FLOW

US$ million	4Q09	3Q10	4Q10	2009	2010
Cash flows from operating activities:
Net income	1,570	6,075	6,048	5,456	17,453
Adjustments to reconcile net income with cash provided by operating activities:
Depreciation, depletion and amortization	799	696	1,073	2,722	3,260
Dividends received	243	283	629	386	1,161
Equity in results of affiliates and joint ventures and change in provision for losses on equity investments	(71)	(305)	(303)	(433)	(987)
Deferred income taxes	(173)	(443)	(412)	16	(1,291)
Loss on sale of property, plant and equipment	113	229	248	293	623
Gain on sale of investment	190	(8)	—	(40)	143
Exchange and monetary losses	(37)	(150)	(72)	(1,095)	(301)
Net unrealized derivative losses	(248)	(403)	532	(1,404)	594
Net interest payable	2	225	(43)	(25)	187
Others	(5)	(17)	(27)	20	58
Accounts receivable	327	(776)	(639)	616	(3,800)
Inventories	(128)	(441)	404	530	(425)
Recoverable taxes	(791)	142	(70)	108	42
Others	(277)	(467)	709	(455)	307
Suppliers	559	876	(445)	121	928
Payroll and related charges	108	160	204	159	214
Income tax	(696)	1,093	(93)	(234)	1,311
Others	(74)	110	(35)	395	192
Net cash provided by operating activities	1,411	6,879	7,708	7,136	19,669
Cash flows from investing activities:
Short term investments	815	—	(1,793)	(1,439)	1,954
Loans and advances receivable	(18)	(18)	(17)	(199)	(58)
Guarantees and deposits	(55)	(27)	96	(132)	(94)
Additions to investments	(806)	—	(36)	(1,947)	(87)
Additions to property, plant and equipment	(2,755)	(3,852)	(4,742)	(8,096)	(12,647)
Proceeds from disposals of investment	158	—	—	606	—
Net cash used to acquire subsidiaries	—	(1,018)	—	(1,952)	(6,252)
Net cash used in investing activities	(2,661)	(4,915)	(6,492)	(13,159)	(17,184)
Cash flows from financing activities:
Short-term debt, net issuances (repayments)	(56)	17	82	31	101
Loans	1	7	(20)	(357)	(1)
Long-term debt	1,537	2,017	891	3,104	4,436
Mandatorily convertibles	—	—	—	934	—
Repayment of long-term debt	(48)	(1,288)	(958)	(307)	(2,629)
Treasury stock	—	(341)	(1,655)	(9)	(1,996)
Transactions of noncontrolling interest	—	660	—	—	660
Interest attributed to shareholders	(1,469)	—	(1,750)	(2,724)	(3,000)
Dividends to minority interest	(47)	—	(81)	(47)	(140)
Net cash used in financing activities	(82)	1,072	(3,491)	625	(2,569)
Increase (decrease) in cash and cash equivalents	(1,332)	3,036	(2,275)	(5,398)	(84)
Effect of exchange rate changes on cash and cash equivalents	167	452	136	2,360	375
Cash and cash equivalents, beginning of period	8,458	6,235	9,723	10,331	7,293
Cash and cash equivalents, end of period	7,293	9,723	7,584	7,293	7,584
Cash paid during the period for:
Interest on short-term debt	—	(2)	(2)	(1)	(5)
Interest on long-term debt	(289)	(242)	(314)	(1,113)	(1,097)
Income tax	(973)	(705)	(1,100)	(1,331)	(1,972)
Non-cash transactions
Interest capitalized	77	24	38	266	164

US GAAP	4Q10
•   ANNEX 2 — VOLUMES SOLD, PRICES, MARGINS AND CASH FLOWS
Table 21 — VOLUME SOLD — MINERALS AND METALS

‘000 metric tons	4Q09	3Q10	4Q10	2009	2010
Iron ore	61,909	68,043	69,860	229,174	254,902
Pellets	6,501	10,585	10,681	18,087	39,512
Manganese ore	385	233	352	986	1,119
Ferroalloys	64	90	109	253	401
Thermal coal	1,124	1,139	793	3,083	4,234
Metallurgical coal	747	565	1,106	2,590	3,150
Nickel	41	42	63	223	174
Copper	46	55	82	216	208
Precious metals (oz)	31	199	468	1,287	919
PGMs (oz)	2	11	70	233	97
Cobalt (metric ton)	206	134	201	1,854	663
Aluminum	130	97	130	495	453
Alumina	1,283	1,422	1,303	5,246	5,314
Bauxite	119	204	296	205	885
Potash	266	217	174	792	682
Phosphates
MAP	—	351	305	—	703
TSP	—	277	113	—	461
SSP	—	771	547	—	1,533
DCP	—	133	114	—	284
Nitrogen	—	335	325	—	746
Railroads (million ntk)	4,815	7,050	5,790	21,849	25,283
Table 22 — AVERAGE SALE PRICES

US$/ton	4Q09	3Q10	4Q10	2009	2010
Iron ore	55.86	128.21	121.34	55.99	103.50
Pellets	73.22	196.14	179.53	73.75	161.29
Manganese ore	166.23	285.91	125.00	147.06	230.22
Ferroalloys	1,781.25	1,774.27	1,559.63	1,395.26	1,547.84
Thermal coal	57.47	98.73	63.96	66.60	70.40
Metallurgical coal	96.67	184.60	172.33	115.55	149.96
Nickel	17,951.51	21,366.16	22,955.39	14,596.55	21,980.19
Copper	7,125.97	7,153.24	9,134.36	5,229.39	7,730.09
Platinum (US$/oz)	998.21	1,551.85	1,674.12	1,073.98	1,661.20
Cobalt (US$/lb)	13.21	13.61	36.11	10.03	20.53
Aluminum	1,976.92	1,989.69	2,246.15	1,686.87	2,181.02
Alumina	270.46	272.15	295.47	226.46	283.59
Bauxite	33.61	34.31	33.78	34.15	31.64
Potash	406.02	400.92	425.29	521.46	410.56
Phosphates
MAP	—	485.65	651.36	—	479.42
TSP	—	386.40	633.90	—	444.66
SSP	—	217.78	230.76	—	217.86
DCP	—	558.06	582.54	—	561.47
Nitrogen	—	393.05	547.85	—	450.84

US GAAP	4Q10
Table 23 — OPERATING MARGINS BY SEGMENT (EBIT ADJUSTED MARGIN)

%	4Q09	3Q10	4Q10	2009	2010
Bulk materials
Ferrous minerals	35.8	70.3	65.7	46.6	64.3
Coal	(51.1)	(4.6)	(25.7)	(20.8)	(21.9)
Base metals	(7.3)	11.7	12.6	(6.5)	8.0
Fertilizer nutrients	20.8	(2.0)	(11.0)	45.6	(5.5)
Logistics	0.0	18.2	(5.2)	10.1	10.0
Total	17.4	55.6	48.0	26.0	47.9

US GAAP	4Q10
•    ANNEX 3 — RECONCILIATION OF US GAAP and “NON-GAAP” INFORMATION
(a) Adjusted EBIT

US$ million	4Q09	3Q10	4Q10	2009	2010
Net operating revenues	6,333	14,102	14,929	23,311	45,293
COGS	(3,995)	(5,113)	(6,040)	(13,621)	(18,814)
SG&A	(378)	(418)	(647)	(1,130)	(1,701)
Research and development	(296)	(216)	(301)	(981)	(878)
Other operational expenses	(561)	(519)	(774)	(1,522)	(2,205)
Adjusted EBIT	1,103	7,836	7,167	6,057	21,695

(b) Adjusted EBITDA
EBITDA defines profit or loss before interest, tax, depreciation and amortization. Vale uses the term adjusted EBITDA to reflect exclusion, also, of: monetary variations; equity income from the profit or loss of affiliated companies and joint ventures, less the dividends received from them; provisions for losses on investments; adjustments for changes in accounting practices; minority interests; and non-recurrent expenses. However our adjusted EBITDA is not the measure defined as EBITDA under US GAAP, and may possibly not be comparable with indicators with the same name reported by other companies. Adjusted EBITDA should not be considered as a substitute for operational profit or as a better measure of liquidity than operational cash flow, which are calculated in accordance with GAAP. Vale provides its adjusted EBITDA to give additional information about its capacity to pay debt, carry out investments and cover working capital needs. The following table shows the reconciliation between adjusted EBITDA and operational cash flow, in accordance with its statement of changes in financial position:
RECONCILIATION BETWEEN ADJUSTED EBITDA AND OPERATIONAL CASH FLOW

US$ million	4Q09	3Q10	4Q10	2009	2010
Operational cash flow	1,411	6,879	7,708	7,136	19,669
Income tax	(583)	2,589	1,549	2,084	4,996
FX and monetary losses	20	(107)	(76)	420	(140)
Financial expenses	185	(40)	476	(326)	1,635
Net working capital	972	(697)	(35)	(1,240)	1,231
Other	140	191	(753)	1,091	(1,275)
Adjusted EBITDA	2,145	8,815	8,869	9,165	26,116
(c) Net debt
RECONCILIATION BETWEEN Total debt AND NET DEBT

US$ million	4Q09	3Q10	4Q10	2009	2010
Total debt	22,880	25,267	25,343	22,880	25,343
Cash and cash equivalents	11,040	9,723	9,377	11,040	9,377
Net debt	11,840	15,544	15,966	11,840	15,966
(d) Total debt / LTM Adjusted EBITDA

US$ million	4Q09	3Q10	4Q10	2009	2010
Total debt / LTM Adjusted EBITDA (x)	2.5	1.3	1.0	2.5	1.0
Total debt / LTM operational cash flow (x)	3.2	1.9	1.3	3.2	1.3
(e) Total debt / Enterprise value

US$ million	4Q09	3Q10	4Q10	2009	2010
Total debt / EV (%)	14.42	14.36	13.18	14.42	13.18
Total debt / total assets (%)	22.37	20.17	19.62	22.37	19.62
Enterprise value = Market capitalization + Net debt
(f) LTM Adjusted EBITDA / LTM interest payments

US$ million	4Q09	3Q10	4Q10	2009	2010
LTM adjusted EBITDA / LTM interest payments (x)	8.23	18.07	23.79	8.23	23.79
LTM operational profit / LTM interest payments (x)	5.44	14.57	19.76	5.44	19.76

US GAAP	4Q10
This press release may include statements that present Vale’s expectations about future events or results. All statements, when based upon expectations about the future and not on historical facts, involve various risks and uncertainties. Vale cannot guarantee that such statements will prove correct. These risks and uncertainties include factors related to the following: (a) the countries where we operate, especially Brazil and Canada; (b) the global economy; (c) the capital markets; (d) the mining and metals prices and their dependence on global industrial production, which is cyclical by nature; and (e) global competition in the markets in which Vale operates. To obtain further information on factors that may lead to results different from those forecast by Vale, please consult the reports Vale files with the U.S. Securities and Exchange Commission (SEC), the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and The Stock Exchange of Hong Kong Limited, and in particular the factors discussed under “Forward-Looking Statements” and “Risk Factors” in Vale’s annual report on Form 20-F.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)
	By:	/s/ Roberto Castello Branco
Date: February 24, 2011		Roberto Castello Branco
Director of Investor Relations